Exhibit 10.72

February 25, 2004

Robert Purcell
409 Triomphe Ct.
Danville, CA 94506

Dear Bob:

This letter confirms that your employment with E-LOAN, Inc. (E-LOAN or the "Company") will terminate as of March 1, 2004. We would like to make this transition as smooth as possible for you and therefore we would like to provide you with the following information and materials that we hope will assist you.

Final Pay, Benefits, Stock Options & Exit Procedures

- March 1 is your termination date, and you will be paid all salary, and any unused vacation, earned through that day.
- Your participation in all E-LOAN employee benefits ends on March 1, with the exception of your medical, dental and vision coverage, which will end on March 31, 2004. You will have the option to continue your coverage beyond that date if you elect to do so in accordance with the federal law known as COBRA. Additional information about this option will be mailed to you.
- Your participation in E-LOAN's 401(k) program ends on March 1, 2004. Please find information that outlines your options for your 401(k) plan included in this packet.
- Your participation in E-Loan's Group Term Life Insurance plan ends on March 1. You will have the option of continuing your coverage beyond today by converting to an individual policy if you choose; please find a Life Insurance information sheet attached.
- According to Beverly Robinson, E-LOAN's Stock Administrator, you have Stock Options to exercise, which are included in what you have vested to date. Please contact Beverly Robinson at 925/847-6266 for more information.
- You did not participate in E-LOAN's Pre-paid Legal program. Therefore, no action is required of you.
- Tomorrow evening, we will provide you with a box to collect your personal belongings as we want to ensure none of your personal possessions gets misplaced. Likewise, please provide back to E-LOAN all equipment you have used during your employment with us. Please advise us now of any equipment you may have at home which belongs to E-LOAN, and we will make arrangements to pick it up at a mutually convenient time.
- We will need you to also return to Human Resources all Company documents created or received by you during your employment except your personal copies of documents evidencing your hire, compensation, benefits and stock options.

Severance Opportunity.

In order to help you to move on to other opportunities and to resolve any issues relating to your employment and termination, E-LOAN is willing to make the following severance opportunity available to you. In order to accept this opportunity, you must agree to and accept the terms of Section B., below, and they must become enforceable per Paragraph B.6, below. If you accept these terms and they become enforceable, the Severance Opportunity section of this letter (pp. 2-4) will become our "Severance Agreement."

A.   E-LOAN:

E-LOAN agrees that, no later than five (5) business days after this Severance Agreement becomes effective and enforceable, it shall:

       Provide you with a lump sum payment in the gross amount of $31,153.85, less all applicable tax withholdings, which amount is equal to 9 weeks of base salary. This includes consideration for the 3 weeks of Time Off you were asked to take at year-end 2003.

B.   You:

  1.   You agree and represent that:
      a.   You have received all wages earned by you, including accrued but unused PTO through, March 1, 2004.
      b.   You understand that, even if you do not sign this Severance Agreement, you are bound by, and have continuing obligations under, the Proprietary Information and Inventions Agreement ("PIIA") signed by you on August 4, 2000.
      c.   You have either returned to the Company all items of property paid for and/or provided by the Company for your use during employment with the Company including, but not limited to, any laptops, computer and office equipment, software programs, cell phones, pagers, access cards and keys, credit and calling cards or you have set a time with Human Resources for this equipment to be picked up.
      d.   You have returned to the Company all documents (electronic and paper) created and received by you during your employment with the Company, and you have not retained any such documents, except you may keep your personal copies of (i) documents evidencing your hire, compensation, benefits and termination (including this letter); (ii) any materials distributed generally to stockholders of the Company, and (iii) your copy of the PIIA.
      e.   You have submitted a final request for reimbursement of reasonable and necessary business, travel and entertainment expenses incurred by you in the course and scope of your employment with the Company.
      f.   You understand that you must exercise your option shares, if any, that were vested as of Monday, March 1, 2004, before expiration of the post-termination exercise period specified in your stock option agreement(s), and that it is your responsibility to timely and properly exercise those options or they will terminate and cannot be reinstated.
  2.   You waive and release and promise never to assert any claims or causes of action, whether or not now known, against E-LOAN or its predecessors, successors, subsidiaries, officers, directors, agents, employees and assigns, with respect to any act, event or omission prior to the effective date of this Severance Agreement (per Paragraph B.6., below), including but not limited to, any matter arising out of or connected with your hire or employment with E-LOAN or the termination of that employment, including without limitation, claims of wrongful discharge, emotional distress, defamation, fraud, breach of contract, breach of the covenant of good faith and fair dealing, any claims of discrimination or harassment based on sex, age, race, national origin, disability or on any other basis, under Title VII of the Civil Rights Act of 1964, as amended, the California Fair Employment and Housing Act, the California Labor Code, the Age Discrimination in Employment Act of 1967, as amended, and all other laws and regulations relating to employment, *except* any claims you may have for:
      a.   unemployment or any state disability insurance benefits pursuant to the terms of applicable California law;
      b.   workers' compensation insurance benefits pursuant to Division 4 of the California Labor Code under the terms of any the Company worker's compensation insurance policy or fund;
      c.   continued participation in the Company's group health benefit plans pursuant to the terms and conditions of the federal law known as COBRA;

        d.   any benefit entitlements vested as the Termination Date, pursuant to written terms of any the Company employee benefit plan; and

        e.   stock and stock options pursuant to the terms of existing stock option, stock purchase, and/or stock issuance agreement(s) and any addenda or waivers thereto, existing as of the Termination Date between you and the Company.

You also expressly waive and release any and all rights and benefits conferred upon you under Section 1542 of the *Civil Code of the State of California* which reads as follows:

> A general release does not extend to claims which the creditor (i.e., you) does not know or suspect to exist in his favor at the time of executing the release, which, if known by him, must have materially affected his settlement with the debtor (i.e., the Company).

You agree and understand that if, hereafter, you discover facts different from or in addition to those which you now know or believe to be true, that the waivers of this Paragraph B.2. shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof.

    3.   Nothing contained in this Severance Agreement shall constitute or be treated as an admission by you or by E-LOAN, or any current or former employee of E-LOAN, of liability, or any wrongdoing, or of any violation of law.

    4.   You agree that you will not make any negative or disparaging statements or comments, either as fact or as opinion, about E-LOAN, including but not limited to its employees, officers, directors, products or services, operations, performance and other similar information concerning E-LOAN.

    5.   You agree that you will not disclose to any other person the fact or terms of the Severance Opportunity offered by this letter, except that you may disclose such information to your spouse, or to your attorney or accountant in order for such individuals to render services to you, provided that they agree to keep confidential and not disclose neither the fact nor terms of the Severance Opportunity offered by this letter.

    6.   You understand that you may have up to forty-five (45) days after receipt of this letter within which to review it, you should discuss it with an attorney of your own choosing, and you must decide whether or not to sign it. Furthermore, you shall have seven (7) days after you have agreed to and signed this Severance Agreement during which time you may decide to change your mind and revoke it *but only* as with respect to the release and waivers of Paragraph B.2. as to claims under the Age Discrimination in Employment Act ("ADEA"), in which case this Severance Agreement shall remain effective and enforceable in all other respects but you will receive 50% less payment under Paragraph A.1. If you wish to revoke your agreement to Paragraph B.2. as to claims under the ADEA, you may do so by delivering a written notice of revocation to Human Resources. Because of the seven (7) day revocation period, the terms of this Severance Agreement shall not become effective or enforceable until the eighth (8th) day after the date you sign this Severance Agreement, provided that you return it to E-LOAN.

    7.   You agree that except for the agreements referenced in Paragraphs B.1.b. and B.2.d.-e., and any loan or debt obligations you owe to the Company, this Severance Agreement cancels, supercedes and replaces any and all prior agreements, written or otherwise, between you and E-LOAN. This letter shall constitute the full and complete agreement between you and E-LOAN regarding the subject matters covered, and can only be changed by another written agreement signed by you and the Head of Human Resources.

If you accept the terms of the Severance Opportunity Section of this letter, please indicate your agreement and acceptance by signing below on the enclosed copy of this letter and returning that signed copy to Human Resources. Bob, we wish you good fortune through your transition to your next opportunity.

Sincerely,

/s/ Ro Carbone

Ro Carbone
Human Resources

I HAVE READ THIS SEVERANCE OPPORTUNITY SECTION OF THIS LETTER (PP. 2-4), I UNDERSTAND IT AND KNOW I AM GIVING UP IMPORTANT RIGHTS; I AM AWARE OF MY RIGHT TO CONSULT WITH ANY ATTORNEY OF MY OWN CHOOSING BEFORE SIGNING BELOW AND I ACKNOWLEDGE THAT I HAVE BEEN ENCOURAGED TO CONSULT WITH SUCH AN ATTORNEY. I AGREE TO AND SIGN THE SEVERANCE OPPORTUNITY SECTION OF THIS LETTER WITH FULL APPRECIATION THAT AT NO TIME IN THE FUTURE MAY I PURSUE ANY OF THE RIGHTS I HAVE WAIVED AND RELEASED HEREIN.

Dated: _____3/5_ , 2004   /s/ Robert Purcell
                                                  Robert Purcell